EXHIBIT 12(a)

	Year Ended December 31,
	2015	2014	2013	2012	2011
EARNINGS:
Income (loss) from continuing operations	$(4,603)	$(6,229)	$(2,317)	$(3,008)	$(1,802)
Add: Total federal income tax expense (benefit)	(858)	(2,330)	(737)	(924)	(943)
Fixed charges (see detail below)	1,322	1,793	1,977	2,902	3,849
Total earnings (loss)	$(4,139)	$(6,766)	$(1,077)	$(1,030)	$1,104
FIXED CHARGES:
Interest expense	$1,304	$1,775	$1,958	$2,878	$3,824
Rentals representative of the interest factor	18	18	19	24	25
Total fixed charges	$1,322	$1,793	$1,977	$2,902	$3,849
RATIO OF EARNINGS TO FIXED CHARGES (a)	—	—	—	—	—
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(a)	Fixed charges exceeded "earnings" by $5.461 billion, $8.559 billion, $3.054 billion, $3.932 billion and $2.745 billion for the years ended December 31, 2015, 2014, 2013, 2012 and 2011, respectively.